Sanofi Pasteur to Acquire VaxDesign,

a U.S. biotechnology company

- Technology of in-vitro Models of the Human Immune System

to Provide Competitive Advantage in Vaccine Development -

Lyon, France - September 27, 2010 - Sanofi Pasteur, the vaccines division of the sanofi-aventis Group (EURONEXT: SAN and NYSE: SNY) announced today that it has signed a binding agreement for the acquisition of VaxDesign, a privately held U.S. biotechnology company, based in Orlando, Florida, that develops, manufactures and markets in vitro models of the human immune system.

VaxDesign is the developer of the Modular IMmune In-vitro Construct (MIMIC®) technology that melds immunology with engineering to find solutions to complex biological problems. The system is built to capture genetic and environmental diversity and based on data generated in a surrogate human immune system, provides earlier selection of the optimal product candidate as opposed to using animal models before studies in human clinical trials. MIMIC® will be relevant in the assessment of the value of Sanofi Pasteur’s vaccine candidates, providing a key “filter” in the preclinical stage for a “go/no go” decision-making process before Phase I human clinical trials.

Under the terms of the agreement, Sanofi Pasteur will make an upfront payment of US $55 million upon closing of the transaction and an additional US $5 million upon realization of a certain development step. The closing of the transaction is expected to occur by the end of 2010, subject to customary conditions precedent.

“MIMIC® is the most-advanced platform in the field,” declared Michel DeWilde, Ph.D., Senior Vice President, Research and Development, Sanofi Pasteur. “With this novel model for understanding mechanisms of action, the probability of clinical success increases and the time to market should decrease. MIMIC® successfully reproduced our own clinical data and is adaptable for the evaluation of multiple diseases and corresponding patient populations. This platform will provide a significant competitive advantage in the development of vaccines.”

“We are excited and appreciative to be part of the Sanofi Pasteur legacy of innovation,” said VaxDesign’s President & CEO William Warren, Ph.D. “The acquisition enables us to leave an imprint on public health through concrete applications of the immune system in a test tube.”

About VaxDesign

VaxDesign, is a privately held U.S. biotechnology company, based in Orlando, Florida, that develops, manufactures, and markets in vitro models of the human immune system. Its Modular IMmune In vitro Construct (MIMIC®) technology melds immunology with engineering to find elegant solutions to complex biological problems. The MIMIC® system was initially developed for the Rapid Vaccine Assessment Program of the U.S. Defense Advanced Research Projects Agency (DARPA) and has since been funded by several other U.S. federal agencies, such as the Defense Threat Reduction Agency, Biomedical Advanced Research and Development Authority, Army Chemical Biological Medical Systems (CBMS), and National Institute of Standards and Technology (NIST).

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than 1.6 billion doses of vaccine in 2009, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Global Media Relations	US Media Relations
Pascal Barollier	Susan Watkins
T. +33-(0)4-37-37-50-38	T. +1-570-957-2563
pascal.barollier@sanofipasteur.com	susan.watkins@sanofipasteur.com
www.sanofipasteur.com	www.sanofipasteur.us